Exhibit 1

Notice of

Annual General Meeting of

InterContinental Hotels Group PLC

to be held at:

InterContinental London Park Lane

One Hamilton Place, Park Lane, London W1J 7QY

at 11.00am on Friday, 6 May 2016

Special Dividend of US$6.329 per Existing Ordinary Share

and 5 for 6 Share Consolidation

This document is important and requires your immediate attention

If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 (as amended) immediately.

If you have sold or otherwise transferred all your shares in InterContinental Hotels Group PLC (the ‘Company’), please pass this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom you made the sale or transfer for forwarding on to the purchaser or transferee.

A Form of Proxy for the Annual General Meeting (the ‘AGM’) of the Company is enclosed and, to be valid, should be completed, signed and returned so as to reach the Company’s Registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA by no later than 11.00am on Wednesday, 4 May 2016 (or, if the AGM is adjourned, 48 hours before the time of the adjourned AGM (excluding any UK non-working days)). Completion and return of the Form of Proxy will not prevent you from attending the AGM and voting in person, should you so wish.

Electronic Proxy Appointment is available for this AGM. This facility enables shareholders to lodge their proxy appointment by electronic means through the Registrar’s website at www.sharevote.co.uk or, for those who hold their shares in CREST, through the CREST electronic proxy appointment service. Further details are set out in the notes to this document.

At the AGM itself, the votes will be taken by poll rather than on a show of hands. The results of the polls will be announced as soon as practicable and will appear on the Company’s website at www.ihgplc.com/investors under “Financial Library”.

In connection with the Share Consolidation, application will be made to the UK Listing Authority for the New Ordinary Shares arising from the proposed consolidation of the Company’s ordinary share capital to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until 6.00pm on 6 May 2016 and that Admission of the New Ordinary Shares will become effective and dealings for normal settlement will commence at 8.00am on 9 May 2016.

Goldman Sachs International, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is only acting as a corporate broker to the Company and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the proposed Special Dividend and Share Consolidation or the contents of this document or any other matter referred to herein.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (‘AGM’) of InterContinental Hotels Group PLC (the ‘Company’) will be held at InterContinental London Park Lane, One Hamilton Place, Park Lane, London W1J 7QY at 11.00am on Friday, 6 May 2016, or at any adjournment thereof, for the following purposes:

Resolutions

To consider and, if thought fit, to pass the following resolutions, of which numbers 1 to 9 will be proposed as ordinary resolutions and numbers 10 to 12 as special resolutions. Explanations of certain resolutions are given on pages 5 to 7 of this Notice of AGM.

1	Report and Accounts 2015

THAT the Company’s financial statements, together with the Directors’ and the Auditor’s Reports for the year ended 31 December 2015, be received.

2	Directors’ Remuneration Report 2015

THAT the Directors’ Remuneration Report for the year ended 31 December 2015 of the Company’s Annual Report and Form 20-F 2015 be approved.

3	Declaration of final dividend

THAT a final dividend on the ordinary shares of 15 265⁄329 pence each in the capital of the Company (‘ordinary share(s)’) be declared.

4	Re-election of Directors

As separate resolutions, THAT (a) Anne Busquet, (b) Patrick Cescau, (c) Ian Dyson, (d) Paul Edgecliffe-Johnson, (e) Jo Harlow, (f) Luke Mayhew, (g) Jill McDonald, (h) Dale Morrison, and (i) Richard Solomons be re-elected as Directors of the Company.

5	Reappointment of Auditor

THAT Ernst & Young LLP be reappointed as the Auditor of the Company to hold office until the conclusion of the next General Meeting at which accounts are laid before the Company.

6	Remuneration of Auditor

THAT the Audit Committee of the Board be authorised to determine the Auditor’s remuneration.

7	Political donations
i	THAT the Company, and those companies which are subsidiaries of the Company at any time during the period for which this resolution has effect, be authorised for the purposes of Part 14 of the Companies Act 2006 (the ‘2006 Act’), during the period from the date of the passing of this resolution until the conclusion of the Company’s AGM in 2017 or the close of business on 1 July 2017, whichever is the earlier:

(a)	to make political donations to political parties and/or independent election candidates;

(b)	to make political donations to political organisations other than political parties; and

(c)	to incur political expenditure;

provided that the aggregate amount of any such donations and expenditure made by the Company or any subsidiary shall not exceed £100,000;

ii	THAT all existing authorisations and approvals relating to political donations or expenditure are hereby revoked without prejudice to any donation made or expenditure incurred prior to the date hereof pursuant to such authorisations or approvals; and

iii	THAT words and expressions defined for the purposes of the 2006 Act shall have the same meaning for the purposes of this resolution.

8	Share Consolidation

THAT subject to and conditional upon admission of the New Ordinary Shares (as defined below) to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities becoming effective, every 6 ordinary shares of 15 265⁄329 pence each in the capital of the Company in issue and outstanding or held in treasury as at 6.00pm on 6 May 2016 (or such other time and date as the Directors may determine) be consolidated into 5 ordinary shares of 18 318⁄329 pence each (each a ‘New Ordinary Share’), provided that, where such consolidation results in any member being entitled to a fraction of a New Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a New Ordinary Share to which other members of the Company may be entitled and the Directors be and are hereby authorised to sell (or appoint any other person to sell to any person), on behalf of the relevant members, all the New Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to pay the proceeds of sale (net of expenses) in due proportion to the relevant members entitled thereto (save that any fraction of a penny which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of the Company) and that any Director (or any person appointed by the Directors) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant members and to do all acts and things the Directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares.

9	Allotment of shares
i	THAT the Directors be and are hereby generally and unconditionally authorised pursuant to, and in accordance with, Section 551 of the 2006 Act to exercise all powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company:

(a)	up to an aggregate nominal amount of £12,487,421; and

(b)	comprising equity securities, as defined in Section 560 of the 2006 Act, up to an aggregate nominal amount of £24,974,842 (including within such limit any shares issued or rights granted under paragraph (a) above) in connection with an offer by way of a rights issue to:

(1)	holders of ordinary shares in the Company in proportion, as nearly as may be practicable, to their existing holdings; and

(2)	to holders of other equity securities as required by the rights of those securities or,

Notice of Annual General Meeting continued

if the Directors consider it necessary, as permitted by the rights of those securities; and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, shares represented by depositary receipts, legal, regulatory or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory or any other matter whatsoever.

This authority shall hereby take effect from the date of the passing of this resolution until the conclusion of the Company’s AGM in 2017, or the close of business on 1 July 2017, whichever is the earlier, provided that, in each case, the Company may, before this authority expires, make offers and enter into agreements which would, or might, require shares in the Company to be allotted or rights to subscribe for or convert any security into shares to be granted after this authority expires and the Directors may allot shares in the Company or grant rights under any such offer or agreement as if this authority had not expired;

ii	THAT subject to paragraph iii below, all existing authorities given to the Directors pursuant to Section 551 of the 2006 Act by way of the ordinary resolution of the Company passed on Friday, 8 May 2015 be revoked by this resolution; and

iii	THAT paragraph ii above shall be without prejudice to the continuing authority of the Directors to allot shares or grant rights to subscribe for, or convert any security into, shares pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

10	Disapplication of pre-emption rights

THAT, subject to the passing of Resolution 9 above, and in place of the power given to them pursuant to the special resolution of the Company passed on Friday, 8 May 2015, the Directors be given the power pursuant to Sections 570 and 573 of the 2006 Act to allot equity securities (as defined in Section 560 of the 2006 Act) for cash pursuant to the authority given by Resolution 9 as if Section 561 of the 2006 Act did not apply to the allotment. This power shall be limited:

i	to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 9i(b), by way of a rights issue only) to or in favour of:

(a)	holders of ordinary shares in proportion, as nearly as may be practicable, to their existing holdings; and

(b)	holders of other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities;

and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements,

record dates, shares represented by depositary receipts, legal, regulatory or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in, any territory or any other matter whatsoever; and

ii	in the case of the authority granted under Resolution 9i(a), to the allotment (otherwise than under paragraph i above) of equity securities up to an aggregate nominal amount of £3,914,315.

This authority shall hereby take effect from the date of the passing of this resolution until the conclusion of the Company’s AGM in 2017, or the close of business on 1 July 2017, whichever is the earlier, provided that before this authority expires the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after this authority expires and the Directors may allot equity securities under any such offer or agreement as if this authority had not expired.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of Section 560(3) of the 2006 Act as if, in the first paragraph of this resolution, the words ‘pursuant to the authority given by Resolution 9’ were omitted.

11	Authority to purchase own shares

THAT the Company be and is hereby generally and unconditionally authorised for the purpose of Section 701 of the 2006 Act to make market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary shares on such terms and in such manner as the Directors think fit provided that:

i	the maximum aggregate number of ordinary shares hereby authorised to be purchased is:

(a)	if Resolution 8 is passed and becomes effective, 19,751,738 New Ordinary Shares; or

(b)	if Resolution 8 is not passed or does not become effective, 23,702,085 Existing Ordinary Shares;

ii	the minimum price which may be paid for each ordinary share is:

(a)	18 318⁄329 pence per share (being the nominal value of a New Ordinary Share if Resolution 8 is passed and becomes effective); or

(b)	15 265⁄329 pence per share (being the nominal value of an Existing Ordinary Share if Resolution 8 is not passed and does not become effective);

iii

the maximum price (exclusive of all expenses) which may be paid for each ordinary share is an amount equal to the higher of (a) 105 per cent of the average of the middle-market quotations of an ordinary share of the Company, as applicable, as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and (b) the Stipulated Amount. In this resolution “Stipulated Amount” means, prior to 3 July 2016, the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003 or, on or after 3 July 2016, the amount stipulated by Regulatory Technical

Notice of Annual General Meeting continued

Standards adopted by the European Commission pursuant to Article 5(6) of the Market Abuse Regulation (EU) No.596/2014; and

iv	the authority hereby conferred shall take effect on the date of the passing of this resolution and shall expire on the conclusion of the Company’s AGM in 2017, or at the close of business on 1 July 2017, whichever is the earlier (except in relation to the purchase of ordinary shares the contract for which was concluded before such date and which is executed wholly or partly after such date), unless such authority is renewed prior to such time.
12	Notice of General Meetings

THAT a General Meeting of the Company, other than an AGM, may be called on not less than 14 clear days’ notice during the period from the date of the passing of this resolution to the date upon which the Company’s AGM in 2017 concludes.

By order of the Board	Registered in England and Wales
George Turner	Registered Number:
Company Secretary	5134420
4 April 2016
Registered Office:
Broadwater Park
Denham, Buckinghamshire
UB9 5HR

Explanation of business

Supporting information on the re-election of Directors and an explanation of some of the technical items of business are presented below.

Resolution 2 Directors’ Remuneration Report 2015

The Directors’ Remuneration Report set out on pages 68 to 77 of the Company’s Annual Report and Form 20-F for the year ended 31 December 2015 sets out the Remuneration Committee Chairman’s Statement, a summary of the Directors’ Remuneration Policy and the remuneration received or receivable by Directors in respect of the year ended 31 December 2015. The vote on the Directors’ Remuneration Report is advisory in nature, which means that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that this resolution is not passed. The Company’s Auditor, Ernst & Young LLP, has audited those parts of the Directors’ Remuneration Report that are required to be audited.

Resolution 3 Declaration of final dividend

A final dividend can only be paid after the Shareholders have approved it. If approved, the final dividend of 40.3 pence per Existing Ordinary Share (57.5 cents per American Depositary Receipt) will be paid on 13 May 2016 to Shareholders on the register at the close of business on 1 April 2016.

Resolutions 4(a) to 4(i) Re-election of Directors

The Company’s Articles of Association require that (i) any new Directors appointed by the Board since the last AGM shall retire at the next AGM and be subject to election; and (ii) all other Directors shall retire at least every three years and, if they wish to continue serving in office, be subject to re-election. However, in accordance with the recommendations of the UK Corporate Governance Code 2014, all Directors are retiring and seeking re-election at this AGM, save for Jennifer Laing and Ying Yeh who will retire from the Board following the AGM, as the Company announced on 23 February 2016.

Each re-election will be put as a separate resolution. The Board believes that the current composition of the Board provides an appropriate balance of Executive Directors and independent Non-Executive Directors who collectively have the appropriate balance of skills, experience, independence and knowledge to enable the Board to discharge its duties and responsibilities effectively.

An internal Board effectiveness evaluation was conducted for 2015 and it confirmed that the Board continued to operate effectively, and that each Director brings relevant knowledge, diversity of perspective, an ability and willingness to challenge and retains a strong commitment to the role.

All Non-Executive Directors, excluding the Chairman, remain independent in judgement and character.

The Board as a whole is fully committed to the successful development of the business, to meeting the Company’s strategic objectives and to the delivery of shareholder value.

Biographies of all current Directors are shown on pages 55 to 57 of the Company’s Annual Report and Form 20-F for the year ended 31 December 2015 and on the Company’s website at www.ihgplc.com/investors under “Our Management”.

The Board recommends that all Directors, save for Jennifer Laing and Ying Yeh, continue to serve as Directors of the Company1.

Resolution 7 Political donations

It remains the policy of the Company not to make political donations or incur political expenditure. However, to avoid inadvertent infringement of the widely drafted 2006 Act, the Directors are seeking shareholders’ authority for the Company and its UK subsidiaries to make political donations and to incur political expenditure, up to a maximum aggregate amount of £100,000 during the period from the date of this AGM until the conclusion of the Company’s AGM in 2017 or the close of business on 1 July 2017, whichever is the earlier.

Neither the Company nor any of its subsidiaries made any political donations during the year and the Company proposes to maintain its policy of not making such payments.

Resolution 8 Share Consolidation

Resolution 8 will effect the Share Consolidation, following which the total number of issued Ordinary Shares will be reduced and the nominal value of the Ordinary Shares will change. The purpose of the Share Consolidation is to seek, so far as possible, to maintain comparability of the Company’s share price at a broadly similar level before and after payment of the Special Dividend. The Share Consolidation is conditional on the New Ordinary Shares being admitted to the premium listing segment of the Official List and being admitted to trading on the London Stock Exchange’s main market for listed securities.

Please refer to Appendix II of this document for further information and details of the Special Dividend and Share Consolidation.

Resolution 9 Allotment of shares

The Investment Association’s (‘IA’) guidelines state that IA members will permit, and treat as routine, (i) a request for authorisation to allot up to one-third of the current total issued share capital of the Company, together with the number of shares required to be allotted in respect of share incentive schemes; and (ii) a request for authorisation to allot up to a further one-third of the Company’s current total issued share capital, provided that such additional allotment is only applied to fully pre-emptive rights issues. The Board considers it appropriate that the Company should follow these guidelines.

[1]	Copies of contracts of service or letters of appointment for each of the Directors will be available to members for inspection at the Registered Office of the Company during normal business hours from the date of this Notice of AGM until the date of the AGM and, on that day, at the place of the AGM at least 15 minutes prior to the commencement of the AGM until its conclusion.

Explanation of business continued

Accordingly, under Resolution 9i(a), the Directors are seeking authority to allot shares and grant rights to subscribe for, or convert securities into, shares up to an aggregate nominal amount of £12,487,421 pursuant to Section 551 of the 2006 Act, which is equivalent to approximately one-third of the total issued share capital of the Company (excluding treasury shares2) as at 30 March 2016, the latest practicable date prior to publication of this Notice of AGM (‘Latest Practicable Date’) and which will be equivalent to approximately one-third of the total issued share capital of the Company (excluding treasury shares) if Resolution 8 is passed and the Share Consolidation is effected. Under Resolution 9i(b), the Directors are seeking authority to allot ordinary shares in connection with a rights issue in favour of ordinary shareholders up to a further aggregate nominal amount of £12,487,421, which is equivalent to approximately one-third of the total issued share capital of the Company (excluding treasury shares2) as at the Latest Practicable Date and which will be equivalent to approximately one-third of the total issued share capital of the Company (excluding treasury shares) if Resolution 8 is passed and the Share Consolidation is effected.

Therefore, the total authorisation sought by Resolution 9 is equal to approximately two-thirds of the total issued share capital of the Company (excluding treasury shares2) as at the Latest Practicable Date.

The Directors have no present intention of exercising this authority other than in connection with the Company’s share incentive schemes, but they consider it desirable to have the maximum flexibility permitted by corporate governance guidelines. If such authority is exercised, the Directors intend to follow best practice with respect to its use as recommended by the IA, including that all Directors will stand for re-election.

This authority will expire on the conclusion of the Company’s AGM in 2017 or at the close of business on 1 July 2017, whichever is the earlier.

Resolution 10 Disapplication of pre-emption rights

The Directors consider it desirable to have the maximum flexibility permitted by corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities without making a pre-emptive offer to existing shareholders. This cannot be done under the 2006 Act unless the shareholders have first waived their pre-emption rights. Accordingly, pursuant to Section 561 of the 2006 Act, the Directors are seeking authority to allot shares for cash without first being required to offer such securities to existing shareholders in proportion to their existing shareholdings and to dispose of shares held in treasury, other than by way of a rights issue or in connection with any other pre-emptive offer, up to an aggregate nominal amount of £3,914,315, which is equivalent to approximately 10 per cent of the total issued share capital (including treasury shares) of the Company as at the Latest Practicable Date and which will be equivalent to approximately 10 per cent of the total issued share capital of the Company (including treasury shares) if Resolution 8 is passed and the Share Consolidation is effected.

In line with the Pre-Emption Group’s Statement of Principles (as updated in March 2015) the Directors do not intend to allot shares for cash on a non-pre-emptive basis (other than pursuant to a rights issue or pre-emptive offer) in excess of an amount equal to 5 per cent of the total issued ordinary share capital of the Company (excluding treasury shares) or in excess of 7.5 per cent of the total issued ordinary share capital of the Company (excluding treasury shares) within a rolling three-year period, without prior consultation with the shareholders, in each case other than in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment.

This authority will expire on the conclusion of the Company’s AGM in 2017, or at close of business on 1 July 2017, whichever is the earlier.

Resolution 11 Authority to purchase own shares

The Company is seeking authority to make market purchases of up to (i) if Resolution 8 is passed and becomes effective, 19,751,738 of its own New Ordinary Shares (being approximately 10 per cent of its total issued share capital (excluding treasury shares2) immediately after the Share Consolidation); or (ii) if Resolution 8 is not passed or does not become effective, 23,702,085 of its own Existing Ordinary Shares (being approximately 10 per cent of its total issued share capital (excluding treasury shares) as at the Latest Practicable Date). The maximum price (exclusive of expenses) which may be paid for each share shall be an amount equal to the higher of (a) 105 per cent of the average of the middle market quotations for an ordinary share in the Company derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the day on which the share is contracted to be purchased, and (b) prior to 3 July 2016, the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003 or, on or after 3 July 2016, the amount stipulated by Regulatory Technical Standards adopted by the European Commission pursuant to Article 5(6) of the Market Abuse Regulation (EU) No.596/2014. The minimum price (exclusive of expenses) per share shall be (i) if Resolution 8 is passed and becomes effective, 18 318⁄329 pence, being the nominal value of a New Ordinary Share; or (ii) if Resolution 8 is not passed or does not become effective, 15 265⁄329 pence, being the nominal value of an Existing Ordinary Share. This power would be used only after careful consideration by the Directors, having taken into account market conditions prevailing at that time, the investment needs of the Company, its opportunities for expansion and its overall financial position. The Directors would exercise this authority to purchase ordinary shares only if they considered it to be in the best interests of shareholders and if the purchase could be expected to result in an increase in earnings per share. The Company may either cancel any shares it purchases under this authority or transfer them into treasury.

At the Latest Practicable Date, there were no outstanding options to subscribe for ordinary shares in the Company.

[2]	Treasury shares are shares in the Company which are owned by the Company itself. The Company, following purchase of its own shares, is able to hold such shares in treasury instead of cancelling them. Such shares may subsequently be resold for cash, transferred to an employee share scheme or cancelled. Any shares bought back by the Company and held in treasury will not rank for dividends and will not carry any voting rights. The Company’s Articles of Association provide for dealing with treasury shares, including ensuring that the sale of treasury shares by the Company is subject to the same pre-emption rights (and exceptions) as the allotment of new shares. As at the Latest Practicable Date, the Company held 10,634,856 ordinary shares as treasury shares representing approximately 4.49% of the total issued share capital (excluding treasury shares).

Explanation of business continued

This authority will expire on the conclusion of the Company’s AGM in 2017, or at close of business on 1 July 2017, whichever is the earlier.

Resolution 12 Notice of General Meetings

Under the Companies (Shareholders’ Rights) Regulations 2009 the notice period for General Meetings (other than AGMs) has been extended to not less than 21 clear days. The Company is able to preserve the authority to call a General Meeting, other than an AGM, on not less than 14 clear days’ notice, provided shareholders have approved this by passing a special resolution annually. Accordingly, Resolution 12 is seeking to renew the authority granted at the AGM in 2015. The Company will give due consideration as to whether to use the reduced notice period for the calling of a General Meeting, as permitted by the passing of this resolution, and will not use it as a matter of routine but only where such flexibility is necessary. If this authority is used, the Company will comply with the requirement to provide appropriate facilities for shareholders to vote by electronic means at General Meetings held on less than 21 clear days’ notice. If given, this authority will be valid until the Company’s AGM in 2017, whereby a similar resolution is intended to be proposed.

The Directors believe that the adoption of all the Resolutions set out in this Notice of AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of the Resolutions, as each Director intends to do in respect of his or her own beneficial holdings.

Technical notes

1	A member is entitled to appoint another person, who need not be a member, as his/her proxy to exercise all or any of his/her rights to attend, speak and vote at this AGM or any adjournment thereof. A member may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member.

2	A Form of Proxy is enclosed. To be valid, the Form of Proxy must be received by the Company’s Registrar, Equiniti, by no later than 11.00am on Wednesday, 4 May 2016 or, if the AGM is adjourned, 48 hours before the time of the adjourned AGM (excluding any UK non-working days). The appointment of a proxy will not prevent a member from subsequently attending, speaking and voting at the AGM in person.

3	If you wish, you may register the appointment of a proxy for this AGM electronically, by logging on to the Registrar’s website at www.sharevote.co.uk where details of the procedure are shown. The Voting ID, Task ID and Shareholder Reference Number shown on your Form of Proxy will be required to complete the procedure. Electronic Proxy Appointment will not be valid if received after 11.00am on Wednesday, 4 May 2016 or, if the AGM is adjourned, 48 hours before the time of the adjourned AGM (excluding any UK non-working days), and will not be accepted if found to contain a computer virus.

4	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for this AGM by using the procedures described in the CREST Manual available by logging in to the Euroclear website at www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order to be valid, the appropriate CREST Proxy Instruction must be transmitted so as to be received by the Company’s Registrar, Equiniti (CREST participant ID RA19) by 11.00am on Wednesday, 4 May 2016 or, if the AGM is adjourned, 48 hours before the time of the adjourned AGM (excluding any UK non-working days). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his/her CREST sponsor(s) or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members (and, where applicable, their CREST sponsors or voting system providers) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that if two or more representatives purport to vote in respect of the same shares: (i) if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and (ii) in other cases, the power is treated as not exercised.

6	The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with Section 146 of the 2006 Act (‘Nominated Persons’). Nominated Persons may have a right under an agreement with the member who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the AGM. If Nominated Persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

7	Holders of ordinary shares are entitled to attend and vote at General Meetings of the Company (including this AGM). On a vote by show of hands, every member who is present has one vote and every proxy present who has been duly appointed by a member entitled to vote has one vote, unless the proxy has been appointed by more than one member and has been instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution, in which case the proxy has one vote for and one vote against. On a poll vote, every member who is present in person or by proxy has one vote for every ordinary share of which he/she is the holder.

8	The Company, pursuant to the Uncertificated Securities Regulations 2001, specifies that only those members on the Register of Members as at 6.00pm on Wednesday, 4 May 2016 or, if the AGM is adjourned, on the Register of Members at 6.00pm two days prior to the date of any adjourned AGM, shall be entitled to attend and vote at the AGM in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after the relevant above-mentioned deadline shall be disregarded in determining the right of any person to attend and vote at the AGM.

9	As at the Latest Practicable Date, the Company’s total issued share capital consisted of 237,020,856 ordinary shares, carrying one vote each, excluding any ordinary shares held as treasury shares. As at the Latest Practicable Date, the Company held 10,634,856 ordinary shares as treasury shares, representing approximately 4.49 per cent of the Company’s issued share capital (excluding treasury shares) as at that date. Therefore, the total number of voting rights in the Company as at the Latest Practicable Date was 237,020,856.

10	Under Section 319A of the 2006 Act, any member attending the AGM has the right to ask questions in relation to the business of the AGM.

Technical notes—(Continued)

The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered.

11	Under Sections 338 and 338A of the 2006 Act, members may (i) require the Company to give to members entitled to receive notice of the AGM, notice of a resolution which may properly be moved and is intended to be moved at the meeting; and (ii) request the Company to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business, provided that it is not defamatory, frivolous or vexatious or, in the case of a resolution only, it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise). The Company will include such matter if sufficient requests have been received by members who have at least 5 per cent of the total voting rights or by at least 100 members who hold shares on which there has been an average sum, per member, of at least £100 paid up and submitted in the manner detailed in Sections 338 and 338A of the 2006 Act.

12	Members should also note that it is possible that, pursuant to requests made under Section 527 of the 2006 Act, the Company may be required to publish on a website a statement setting out any matter relating to (i) the audit of the Company’s financial statements (including the Auditor’s Report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an Auditor of the Company appointed since the previous meeting at which the Annual Report and Form 20-F were laid. The Company may not require the members requesting such website publication to pay its expenses in complying with Sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement under Section 527 of the 2006 Act, it must forward the statement to the Company’s Auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website.

13	Members may not use any electronic address provided in either this Notice of AGM or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

14	A copy of this Notice of AGM and other information required by Section 311A of the 2006 Act can be found at the Company’s corporate website at www.ihgplc.com/investors under financial library.

15	Certain items will not be permitted in the AGM. These include cameras, recording equipment, items of any nature with potential to cause disorder and such other items as the Chairman of the AGM may specify. We reserve the right to confiscate these items for the duration of the AGM if they are used to record or otherwise disrupt the AGM.

Appendix I

Expected Timetables for the Final Dividend and

Special Dividend and Share Consolidation

Final Dividend Timetable

2016

Ex Dividend Date for Final Dividend	31 March

Shareholder record date for Final Dividend	6.00pm 1 April

ADR holder record date for the Final Dividend	4.00pm (New York time) on 1 April

Annual General Meeting	11.00am on 6 May

Payment of the Final Dividend to Shareholders and to holders of ADRs	13 May

Special Dividend and Share Consolidation Timetable

2016

Latest time and date for receipt of Forms of Proxy	11.00am on 4 May

Latest time and date for receipt by the ADR Depositary of completed voting instruction cards from holders of ADRs	12.00pm (New York time) on 4 May

Annual General Meeting	11.00am on 6 May

Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	5.00pm on 6 May

Shareholder record date for the Special Dividend and for the Share Consolidation	6.00pm on 6 May

Commencement of dealings in New Ordinary Shares	8.00am on 9 May

Ordinary Shares (but not ADSs) marked ex-Special Dividend	9 May

CREST accounts credited with New Ordinary Shares	9 May

ADR effective date for the Special Dividend and for the Share Consolidation	9.30am (New York time) 9 May

Commencement of dealings in new ADSs	9.30am (New York time) 9 May

Translation date for calculation of the Pounds Sterling amount to be paid in respect of the Special Dividend	12 May

Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	17 May

Payment of the Special Dividend to Shareholders and to holders of ADRs	23 May

Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	23 May

If any of the above times and / or dates change, the revised times and / or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

Unless otherwise stated, all references to times in this document are to London time.

Shareholder Helpline

If you have any questions about the Special Dividend or the Share Consolidation please call the Shareholder Helpline on 0333 207 6376 (or +44 121 4150949 if calling from outside of the United Kingdom) between 8.30am and 5.30pm Monday to Friday (except UK public holidays). Calls to the Shareholder Helpline from outside the United Kingdom will be charged at the applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Special Dividend or the Share Consolidation or to provide financial, tax or investment advice.

Appendix II

Further Details of the Special Dividend and

Share Consolidation

1.	Special Dividend and Share Consolidation

The Company intends to pay a Special Dividend of US$6.329 per Existing Ordinary Share. The Pounds Sterling amount to be paid in respect of the Special Dividend of US$6.329 per Existing Ordinary Share will be calculated on 12 May 2016, based on the average of the market exchange rates on the three dealing days commencing 9 May 2016, using the WM/Reuters closing mid-point spot rate as at 4:00pm.

The effect of the Share Consolidation will be that Shareholders on the Register at the close of business on the Record Date will, on the completion of the Share Consolidation, receive:

5 New Ordinary Shares for 6 Existing Ordinary Shares

and in that proportion for any other number of Existing Ordinary Shares then held. The proportion of the total issued share capital of the Company held by each Shareholder immediately before and following the Share Consolidation will, save for fractional entitlements and participation in the Dividend Reinvestment Plan, remain unchanged. Apart from having a different nominal value, each New Ordinary Share will carry the same rights as set out in the Company’s articles of association that currently attach to the Existing Ordinary Shares.

To effect the Share Consolidation it may be necessary to issue or repurchase for cancellation up to 5 additional Existing Ordinary Shares so that the number of the Company’s Existing Ordinary Shares is exactly divisible by 6.

Mandates and other instructions for the payment of dividends will, unless and until revoked, continue to apply to the New Ordinary Shares.

Holders of ADRs should read paragraphs 6 and 7 of this Appendix II, which contain important information regarding the Special Dividend and Share Consolidation which is relevant to them, and a description of certain US federal income tax consequences of the Special Dividend and Share Consolidation.

2.	Effects of proposals

For purely illustrative purposes, examples of the effects of the Special Dividend and the Share Consolidation in respect of certain holdings of Existing Ordinary Shares are set out below:

Existing Ordinary Shares	New Ordinary Shares	Special Dividend
100	83	$633
250	208	$1,582
500	416	$3,165
1,000	833	$6,329

The Pounds Sterling amount to be paid in respect of the Special Dividend will be calculated as set out in paragraph 1 above.

These examples do not show fractional entitlements, the value of which will depend on the market value of the New Ordinary Shares at the time of sale, as set out below.

Shareholders whose holdings of Existing Ordinary Shares cannot be consolidated into an exact number of New Ordinary Shares will be left with a fractional entitlement. New Ordinary Shares representing such fractional entitlements will be aggregated and sold in the market on 9 May 2016 for the best price reasonably obtainable on behalf of the relevant Shareholders. The net proceeds of the sale, after the deduction of the expenses of the sale, will be paid in due proportion to the relevant Shareholders. Cheques in respect of the net proceeds of sale are expected to be despatched on 17 May 2016. Shareholders who hold only one Existing Ordinary Share will only receive cash.

3.	Conditions

The Share Consolidation is conditional on Resolution 8 set out in the Notice of AGM being passed and becoming unconditional.

This Resolution is conditional on the New Ordinary Shares being admitted to the premium segment of the Official List by the UK Listing Authority and being admitted to trading on the London Stock Exchange’s main market for listed securities by the London Stock Exchange.

4.	Dividend Reinvestment Plan

The Company currently operates a Dividend Reinvestment Plan under which eligible Shareholders may use their dividends to buy additional shares in the Company. Those eligible Shareholders who do not currently participate in the Dividend Reinvestment Plan and who wish to participate in time for the Special Dividend should contact the Company’s Registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA to request an application form or, for further information, please call the Shareholder Helpline on 0333 207 6376 (or +44 121 415 0949 if calling from outside of the United Kingdom) between 8.30am and 5.30pm Monday to Friday (except UK public holidays). Calls to the Shareholder Helpline from outside the United Kingdom will be charged at the applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Special Dividend or the Share Consolidation or to provide financial, tax or investment advice.

In order for an eligible Shareholder to participate in the Dividend Reinvestment Plan for the Special Dividend, a completed application form must be received by the Registrar by 5.00pm on 6 May 2016. Conversely, any Shareholder who is currently a participant in the Dividend Reinvestment Plan, but who does not wish his / her Special Dividend to be reinvested in additional New Ordinary Shares, should notify the Registrar to revoke his / her participation by no later than 5.00pm on 6 May 2016, to ensure that this instruction is implemented.

CREST shareholders should complete a Dividend Election Input Message in order to participate in the Dividend Reinvestment Plan for the Special Dividend and should note that elections cannot be submitted until after the last day for elections has passed for participation in the Dividend Reinvestment Plan in relation to the Final Dividend.

All existing evergreen or recurring instructions relating to the Dividend Reinvestment Plan (including any recurring Dividend Reinvestment Plan mandates received in paper or by electronic means via CREST) will operate in respect of the New Ordinary Shares. However, CREST shareholders should note that, although the Dividend Reinvestment Plan will continue to apply to the New Ordinary Shares, the election may not be viewable in CREST following the Share Consolidation. In order to view the election, CREST shareholders are advised to delete the current instruction and to submit a new instruction under the new ISIN.

5.	Share Plans

Participants holding forfeitable Existing Ordinary Shares under the InterContinental Hotels Group Annual Bonus Plan and / or InterContinental Hotels Group Annual Performance Plan will be eligible to receive the Special Dividend and their shares will be subject to the Share Consolidation in the same way as other Shareholders.

Participants holding unvested conditional share awards under the InterContinental Hotels Group Annual Bonus Plan and / or InterContinental Hotels Group Annual Performance Plan who are entitled to receive cash payments equal to the net dividends paid on the shares subject to those awards will receive a cash payment equal to the net amount of the Special Dividend, and the number of New Ordinary Shares to which they will be entitled upon vesting of the awards will be adjusted so as to reflect the Share Consolidation.

Participants holding other unvested conditional share awards granted under the InterContinental Hotels Group Annual Bonus Plan and / or InterContinental Hotels Group Annual Performance Plan and / or the InterContinental Hotels Group Long Term Incentive Plan will not be entitled to receive the Special Dividend in respect of those awards.

The Directors have determined, in relation to those participants who will not be entitled to receive the Special Dividend, that as the effect of the Share Consolidation will be to maintain comparability, as far as possible, of the

Company’s share price and thus to preserve the value of their share awards (subject to normal market fluctuations), the participants will not be disadvantaged by the Share Consolidation and so no adjustment to their share awards is required. Following the Share Consolidation, holders of such awards will be entitled, upon vesting of their share awards, to receive the same number of New Ordinary Shares as the number of Existing Ordinary Shares to which they would have been entitled had the Share Consolidation not occurred.

Participants holding Existing Ordinary Shares within the Britvic Share Incentive Plan will be eligible to receive the Special Dividend and their shares will be subject to the Share Consolidation in the same way as other Shareholders.

As at 30 March 2016 (being the last practicable date prior to the publication of this document), there were no outstanding share options in respect of the share capital of the Company.

The Share Plans are operated in such a way as to ensure that Ordinary Shares are not issued to employees under the Share Plans in excess of the maximum permitted percentage of the Company’s issued share capital under the relevant institutional investor guidelines.

6.	ADRs

Voting by ADR holders

The latest time for ADR holders on the ADR register as at 4 April 2016 to provide the ADR Depositary with voting instructions for the AGM is 12.00pm (New York time) on 4 May 2016.

Holders of ADRs will not, except as mentioned below, be entitled to attend the AGM. However, the ADR Depositary, as registered holder of the Existing Ordinary Shares underlying the ADRs, will be so entitled and will vote or appoint a proxy in respect of such shares in accordance with written instructions received from holders of ADRs.

Holders of ADRs who wish to attend the AGM in person should take steps to present their ADSs to the ADR Depositary for cancellation and (upon compliance with the terms of the ADR Deposit Agreement, including payment of the ADR Depositary’s fees and any applicable taxes and governmental charges) delivery of Existing Ordinary Shares so as to become registered members of the Company prior to the AGM.

Subject to the below, if no voting instructions are received by the ADR Depositary from any holder with respect to any of their ADRs on or before the cut-off time of 12.00pm (New York time) on 4 May 2016, in accordance with the provisions of, and subject to the limitations provided for in, the ADR Deposit Agreement, the ADR Depositary shall deem such holder to have instructed the ADR Depositary to give a discretionary proxy to a person designated by the Company with respect to the relevant ADRs, and the ADR Depositary shall endeavour insofar as practicable and permitted under the provisions governing deposited ADRs to give a discretionary proxy to a person designated by the Company to vote the ADRs as to which such instructions are so deemed given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (i) with respect to any matter as to which the Company informs the ADR Depositary or the ADR Depositary reasonably believes (in the case of (b) or (c) below) that (a) the Company does not wish such proxy given, (b) substantial opposition exists or (c) materially affects the rights of Shareholders (ii) unless, with respect to such meeting, the Depositary has been provided with an opinion of counsel to the Company in the manner required by the ADR Deposit Agreement, and/ or (iii) if the Company has failed to provide the ADR Depositary with a certification by the Company, if requested, as to the non-existence of the circumstances described in (b) and (c) above.

Special Dividend and Share Consolidation

The Company is proposing to pay the Special Dividend to all ADR holders on the ADR register as at 4.00pm (New York time) on 6 May 2016 (being the close of business on the day before the ADR effective date) in US dollars at an amount of US$6.329 per ADS.

Following the Share Consolidation becoming effective, the Existing Ordinary Shares held by the ADR Depositary will be replaced with New Ordinary Shares. As a result of the Share Consolidation and Special Dividend, for each existing ADS held at 4.00pm (New York time) on 6 May 2016 (being the close of business on the day before the ADR effective date), holders will, upon cancellation of their existing ADSs, be issued and receive new ADSs and, in connection with the Special Dividend, will also be paid US$6.329 per ADS (to be distributed in accordance with the ADR Deposit Agreement after giving effect to the fees provided for therein). Fractions of new ADSs will not be issued to holders of existing ADRs. All fractions to which holders of existing ADRs would otherwise have been entitled will be aggregated and sold in the market as soon as practicable after the Share Consolidation becomes effective and the net proceeds of sale will be paid to the holders of the existing ADSs entitled thereto.

Following the Share Consolidation becoming effective, the ADR Depositary will mail a notice to registered holders of ADRs regarding the mechanics of the cancellation of their existing ADRs. For those ADR holders who hold a book-entry position through the Direct Registration System (“DRS”), the ADR Depositary will automatically cancel the existing ADSs and mail a new DRS Statement advising the number of new ADSs to be credited to the holder’s account along with the Special Dividend (to be distributed in accordance with the ADR Deposit Agreement after giving effect to the fees provided for therein) and any net proceeds from the sale of fractional ADSs to which the holder may be entitled. No action will be necessary on the part of the ADR holder. For registered holders of certificated ADRs, instructions for the cancellation of such certificated ADRs will be set out in the Letter of Transmittal. If such holders do not surrender their certificates for cancellation, they will not receive the new entitlement and all dividends will be held until such time as they surrender their old certificates. ADR holders who hold their ADSs through a broker, financial institution or other nominee or otherwise, must rely on the procedures of such broker, financial institution or other nominee. The ADR Depositary will, upon surrender of the existing ADSs for cancellation, cancel such existing ADSs, deduct the applicable ADS cancellation fees from the Special Dividend amount, and deliver new ADSs, the Special Dividend (net of the ADS cancellation fees owing) and any net proceeds from the sale of fractional ADSs to which the holder may be entitled.

Available information

The Company is currently subject to the information requirements of the US Securities Exchange Act applicable to foreign private issuers having securities registered under Section 12 of that Act and, as required by that Act, files an annual report and other information with the SEC. The reports and other information filed with the SEC can be inspected and copied at the public reference room located at 100 F. Street, NE, Washington DC 20549 (www.sec.gov). Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

7.	Taxation

A.	United Kingdom Taxation

The following summary is intended as a general guide only and relates only to certain limited aspects of the UK taxation treatment of the Special Dividend, the related Share Consolidation and the Company’s Dividend Reinvestment Plan. It is based on current UK tax law (or, where expressly stated, anticipated future changes in UK tax law) and what is understood to be the current practice of HM Revenue and Customs. It applies only to Shareholders who are resident for tax purposes in the UK (except insofar as express reference is made to the treatment of non-UK residents), who are the absolute beneficial owners of their shares and any dividends paid on them, and hold them as an investment (but not through an individual savings account or self-invested personal pension). The tax position of certain categories of Shareholders who are subject to special rules (such as persons acquiring their shares in connection with employment, dealers in securities, insurance companies and collective investment schemes) is not considered.

Shareholders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own independent tax advisers.

Shareholders can view the Company’s historic share price using the share price calculator on the Company’s website, www.ihgplc.com/investors.

Special Dividend

The Company is not required to withhold tax when paying a dividend. Liability to tax on the Special Dividend will depend upon the individual circumstances of a Shareholder.

The UK government has announced its intention to introduce significant changes to the income tax treatment of dividends with effect from 6 April 2016. This section first addresses the current rules and then, based on draft legislation published as part of the Finance Bill 2016 on 24 March 2016 sets out the Company’s expectation as to the operation of the new rules.

Current Rules

(i)	UK resident individual Shareholders

An individual Shareholder who is resident for tax purposes in the UK and who receives the Special Dividend will generally be entitled to a tax credit equal to one-ninth of the amount of the dividend received, which is equivalent to 10 per cent of the aggregate of the dividend received and the tax credit (the “gross dividend”), and will be subject to income tax on the gross dividend.

An individual UK resident Shareholder who is subject to income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10 per cent, so that the tax credit will satisfy the income tax liability of such a Shareholder in full. Where the tax credit exceeds the Shareholder’s tax liability the Shareholder cannot claim repayment of the tax credit from HM Revenue and Customs.

An individual UK resident Shareholder who is subject to income tax at the higher rate will be liable to income tax on the gross dividend at the rate of 32.5 per cent to the extent that such sum, when treated as the top slice of that Shareholder’s income, falls within the bracket for higher rate income tax. To the extent the gross dividend falls within that bracket, after taking into account the 10 per cent tax credit a higher rate taxpayer will therefore be liable to additional income tax equal to 22.5 per cent of the gross dividend, which equates to 25 per cent of the net dividend.

An individual UK resident Shareholder who is subject to income tax at the additional rate will be liable to income tax on the gross dividend at the rate of 37.5 per cent to the extent that such sum, when treated as the top slice of that Shareholder’s income, exceeds the threshold for additional rate income tax. To the extent the gross dividend exceeds that threshold, after taking into account the 10 per cent tax credit an additional rate taxpayer will therefore be liable to additional income tax of 27.5 per cent of the gross dividend, which equates to approximately 30.6 per cent of the net dividend.

(ii)	UK resident corporate Shareholders

For UK resident corporate Shareholders, it is likely that the Special Dividend will fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules. Shareholders within the charge to corporation tax should consult their own independent tax advisers.

(iii)	UK resident exempt Shareholders

UK resident Shareholders who are not liable to UK tax on dividends, including pension funds and charities, are not entitled to claim repayment of the tax credit.

(iv)	Non-UK resident Shareholders

Shareholders who are resident outside the UK for tax purposes generally will not be subject to UK tax on dividends and will not generally be able to claim repayment of any part of the tax credit attaching to the Special Dividend, although this will depend on the existence and terms of any double taxation convention between the UK and the country in which such Shareholder is resident. A Shareholder resident outside the UK may be subject to non-UK taxation on dividend income under local law. A Shareholder who is resident outside the UK for tax purposes should consult his or her own independent tax advisers concerning his or her tax position in respect of the Special Dividend.

New Rules from 6 April 2016

As noted above, the UK government has announced that it intends to introduce significant changes to the income tax treatment of dividends with effect from 6 April 2016. Draft legislation was published on 24 March 2016.

The remainder of this section assumes that the legislation providing for these changes will be enacted in the form published in draft on 24 March 2016. It is, however, not certain that such legislation will be enacted or, if it is, that it will be enacted in the same form.

The changes will abolish the UK tax credit currently available in respect of dividends and introduce new rates of tax on dividends, being 0% for the first £5,000 of dividend income (the ‘nil rate band’) and, otherwise, 7.5% for dividend income within the basic rate band, 32.5% for dividend income within the higher rate band and 38.1% for dividend income within the additional rate band. In more detail:

(i) UK	resident individual Shareholders

Individual Shareholders who are resident for tax purposes in the UK and receive the Special Dividend will no longer be entitled to any tax credit. Such Shareholders will not be liable to UK tax to the extent that (taking account of any other dividends received in the same tax year) that dividend falls within the nil rate band.

To the extent that (taking account of any other dividends received by the Shareholder in the same tax year) the dividend does not fall within the nil rate band, it will be subject to income tax at 7.5% (to the extent it is within the basic rate band), 32.5% (to the extent it is within the higher rate band) or 38.1% (to the extent it is within the additional rate band)

(ii) UK	resident corporate shareholders

No change in the position of UK resident corporate Shareholders is anticipated.

(iii) UK	resident exempt shareholders

No change in the position of UK resident Shareholders is anticipated. There will no longer be any tax credit attaching to the Special Dividend.

(iv) Non-UK	resident Shareholders

As under current law, a Shareholder resident outside the UK generally will not be subject to UK tax on dividends, but may be subject to non-UK taxation on dividend income under local law and should consult his or her own independent tax advisers concerning his or her tax position in respect of the Special Dividend.

Share Consolidation

It is expected that, for the purposes of UK taxation on chargeable gains, the Share Consolidation will be treated as follows:

(a)	the New Ordinary Shares arising from the Share Consolidation will result from a reorganisation of the share capital of the Company. Accordingly, to the extent that a Shareholder receives New Ordinary Shares, the Shareholder should not be treated as making a disposal of all or part of the Shareholder’s holding of Existing Ordinary Shares by reason of the Share Consolidation being implemented, and the New Ordinary Shares which replace a Shareholder’s holding of Existing Ordinary Shares (the “new holding”) as a result of the Share Consolidation will be treated as the same asset acquired at the same time as the Shareholder’s holding of Existing Ordinary Shares was acquired;

(b)	to the extent that a Shareholder receives cash by virtue of a sale on his or her behalf of any New Ordinary Shares to which he or she has a fractional entitlement, the Shareholder will not in practice normally be treated as making a part disposal of the Shareholder’s holding of Existing Ordinary Shares, the proceeds instead being deducted from the base cost of the Shareholder’s new holding. If those proceeds exceed that base cost, however, or if a Shareholder holds only one Existing Ordinary Share at the Effective Date and so is not entitled to any New Ordinary Shares, the Shareholder will be treated as disposing of part or all of his or her existing holding of Ordinary Shares and will be subject to tax in respect of any chargeable gain thereby realised;

(c)	on a subsequent disposal of the whole or part of the New Ordinary Shares comprised in the new holding, a Shareholder may, depending on his or her circumstances, be subject to tax on the amount of any chargeable gain realised; and

(d)	non-UK resident Shareholders who do not have a branch or agency (or, in the case of a non-resident company, a permanent establishment) in the UK will generally not be subject to UK tax on disposal of the Ordinary Shares.

Dividend Reinvestment Plan

It is expected that for the purposes of UK taxation, Shareholders who elect to use the cash Special Dividend to buy additional shares under the Dividend Reinvestment Plan will be treated as follows:

(a)	an individual Shareholder, for income tax purposes, will be treated in the same manner as if he or she received the Special Dividend in cash. For capital gains tax purposes, the cost of the additional shares acquired with the Special Dividend, including any dealing charges and stamp duty or stamp duty reserve tax, should be the base cost of the additional shares purchased on the individual Shareholder’s behalf; and

(b)	a corporate Shareholder, for corporation tax purposes, will be treated in the same manner as if it received the Special Dividend in cash. For the purposes of corporation tax on chargeable gains, the cost of the additional shares acquired with the Special Dividend, including any dealing charges and stamp duty or stamp duty reserve tax, should be the base cost of the additional shares purchased on the corporate Shareholder’s behalf.

Transactions in Securities anti-avoidance

Under the provisions of Chapter 1 of Part 13 Income Tax Act 2007 (for individuals) and Part 15 Corporation Tax Act 2010 (for companies), in each case as amended, HM Revenue and Customs can, in certain circumstances, counteract tax advantages arising in relation to certain transactions in securities. It is not expected that these provisions should be engaged in respect of the Special Dividend, and no clearance has been or will be sought by the Company from HM Revenue and Customs in relation to their applicability to the Special Dividend.

B.	United States Federal Income Taxation

As used herein, a “US Holder” is a beneficial owner of the Existing Ordinary Shares or ADSs that is, for US federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

The following is a discussion of certain US federal income tax consequences of the Special Dividend and related Share Consolidation to the US Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person. This discussion does not address US state, local and non-US tax consequences. The discussion addresses only US Holders who hold Existing Ordinary Shares or ADSs as capital assets for US federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a US Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) commonly referred to as Medicare contribution tax, and consequences applicable to US Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding Existing Ordinary Shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	tax-exempt organisations;

•	persons holding Existing Ordinary Shares or ADSs in connection with a trade or business conducted outside of the United States; or

•	persons that own or are deemed to own 10 per cent or more of the Company’s voting stock.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed US Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based, in part, on representations by the ADR Depositary and assumes that each obligation under the ADR Deposit Agreement and any related agreement will be performed in accordance with its terms. US Holders should consult their own independent tax advisers concerning the US federal, state, local and non-US tax consequences of the Special Dividend and related Share Consolidation in their particular circumstances.

In general, a US Holder of ADSs will be treated as the owner of the underlying Ordinary Shares represented by those ADSs for US federal income tax purposes.

The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential rates of tax applicable to dividends received by certain non-corporate US Holders. Accordingly, the availability of preferential tax rates for dividends received by certain non-corporate US Holders, described below, could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that the Company has not been, and will not become, a passive foreign investment company (“PFIC”) for US federal income tax purposes, as described below.

Special Dividend

The Special Dividend paid on Existing Ordinary Shares (including Existing Ordinary Shares represented by ADSs) will be treated as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent the Special Dividend exceeds the Company’s current and accumulated earnings and profits (as determined under US federal income tax principles), it will be treated first as a tax-free return of capital to the extent of the US Holder’s tax basis in its Ordinary Shares or ADSs, and capital gain thereafter. The Company does not maintain records of earnings and profits in accordance with US federal income tax principles. Accordingly, it is expected that the Special Dividend will be reported as a dividend for US federal income tax purposes.

The Special Dividend will be included in the US Holder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date the Special Dividend is received by such US Holder in the case of a US Holder of Ordinary Shares or on the date of receipt by the depositary in the case of a US Holder of ADSs, regardless of whether the payment is in fact converted into US dollars at such time. If the Special Dividend is converted into US dollars on such date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. A US Holder may have US-source foreign currency income or loss if the Special Dividend is converted into US dollars after the date of its receipt.

The Special Dividend will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code. Subject to applicable limitations and the concerns expressed by the US Treasury discussed above, the Special Dividend paid to certain non-corporate US Holders may be taxable at preferential rates. Non-corporate US Holders should consult their own independent tax advisers to determine whether they are subject to any special rules that would limit their ability to be taxed at these preferential rates. If the preferential rates apply and the sum of the Special Dividend and any other dividends that have ex-dividend dates during the same period of 85 consecutive days in the aggregate exceeds 10 per cent of a US Holder’s adjusted basis in its Ordinary Shares or ADSs (or, if the preferential rates apply and the sum of the Special Dividend and any other dividends that have ex-dividend dates during the same period of 365 consecutive days in the aggregate exceeds 20 per cent of such basis), any loss on the sale or exchange of such Ordinary Shares or ADSs would be treated as long-term capital loss to the extent of such dividend(s).

Share Consolidation

A US Holder will not recognise a gain or loss in connection with the exchange of Existing Ordinary Shares (including Existing Ordinary Shares represented by ADSs) for New Ordinary Shares

(including New Ordinary Shares represented by ADSs) in the Share Consolidation, except to the extent of cash received in lieu of an entitlement to a fractional New Ordinary Share or ADS. The difference, as determined in US dollars, between the US Holder’s tax basis allocable to the fractional entitlement and the cash received upon the sale of such entitlement will be capital gain or loss, which will be long-term capital gain or loss if the US Holder has held its Existing Ordinary Shares or ADSs for more than one year.

A US Holder’s tax basis in its New Ordinary Shares or ADSs will equal its tax basis in its Existing Ordinary Shares or ADSs less any tax basis that is allocable to any fractional entitlement to a New Ordinary Share or ADS. A US Holder’s holding period for its New Ordinary Shares or ADSs will include its holding period for the Existing Ordinary Shares or ADSs exchanged therefor.

Passive Foreign Investment Company Considerations

In general, a non-US company will be a PFIC for any taxable year in which (i) 75 per cent or more of its gross income consists of passive income (such as dividends, interest, rents and royalties, other than certain income derived in the active conduct of a trade or business); or (ii) 50 per cent or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Based on the manner in which the Company operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs), the Company believes that it was not a PFIC for its most recent taxable year and does not expect to become a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the fair market value of its assets from time to time, and the Company has not reviewed its status as a PFIC for all prior taxable years, there can be no assurance that the Company will not be, or was not, a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held Ordinary Shares or ADSs, certain adverse US federal income tax consequences could apply to such US Holder upon a disposition of Ordinary Shares or ADSs or receipt of certain excess distributions, including the Special Dividend. US Holders are urged to consult their own independent tax advisers concerning the US federal income tax consequences to them if the Company has been or becomes a PFIC for any taxable year.

Information Reporting and Backup Withholding

Payment of the Special Dividend and sales proceeds made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is furnished to the Internal Revenue Service on a timely basis.

8.	Dealings and settlement

Application will be made to the UK Listing Authority for the New Ordinary Shares arising from the proposed consolidation of the Company’s total issued share capital to be admitted to the premium segment of the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until 6.00pm on 6 May 2016 and that Admission of the New Ordinary Shares will become effective and dealings for normal settlement will commence at 8.00am on 9 May 2016.

New share certificates in respect of the New Ordinary Shares are expected to be posted at the risk of Shareholders by 17 May 2016 to those Shareholders who hold their shares in Certificated Form. These will replace existing certificates which should then be destroyed. Pending the receipt of new certificates, transfers of New Ordinary Shares held in Certificated Form will be certified against the Register. Shareholders who hold their entitlement to New Ordinary Shares in Uncertificated Form through CREST will have their CREST accounts adjusted to reflect their entitlement to New Ordinary Shares on 9 May 2016.

Holders of ADSs should refer to paragraph 6 of this Appendix I for more details.

9.	Consent

Goldman Sachs International has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which it appears.

10.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer LLP of 65 Fleet Street, London EC4Y 1HS from the date of this document up to and including the date of the Annual General Meeting and for the duration of the Annual General Meeting:

(a)	this document; and

(b)	the consent letter referred to above.

Dated: 4 April 2016

Appendix III

Definitions

The following definitions apply throughout this document and the accompanying Form of Proxy unless the context requires otherwise.

Admission	the admission of the New Ordinary Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities

ADR	an American depositary receipt evidencing an ADS, issued by the ADR Depositary in accordance with the provisions of the ADR Deposit Agreement

ADR Deposit Agreement	the deposit agreement entered into between the Company, the ADR Depositary and ADR holders from time to time of ADRs issued under it

ADR Depositary	JPMorgan Chase Bank, N.A. in its capacity as the ADR depositary under the ADR Deposit Agreement

ADS	an American depositary share, representing one Ordinary Share in the Company

Annual General Meeting or AGM	The Annual General Meeting of the Company convened for 11.00am on Friday 6 May 2016 (and any adjournment thereof)

Board	the board of Directors of the Company

in Certificated Form	not in Uncertificated Form

Companies Act	the Companies Act 2006 (as amended)

Company or IHG	InterContinental Hotels Group PLC

CREST	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)

CREST Manual	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms)

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

Directors	the directors of the Company

Dividend Reinvestment Plan	the dividend reinvestment plan operated by the Company

Effective Date	the date on which entitlement to the Special Dividend and Share Consolidation becomes effective

Euroclear	Euroclear UK & Ireland Limited

Existing Ordinary Shares	the existing ordinary shares of 15 265/329 pence each in the capital of the Company

FCA	the Financial Conduct Authority of the United Kingdom (or any successor body in respect thereof)

Final Dividend	the proposed final dividend for 2015 of US$0.575 which converts to 40.3 pence, per Existing Ordinary Share or per ADS (as applicable)

Form of Proxy	the form of proxy for use by holders of Existing Ordinary Shares accompanying this document in connection with the AGM

fractional entitlement	an entitlement to a fractional New Ordinary Share or ADR

Letter of Transmittal	an exchange form in respect of the ADSs to be sent by the exchange agent appointed by the Company to ADR holders

London Stock Exchange	London Stock Exchange plc

New Ordinary Shares	the proposed new ordinary shares of 18 318⁄329 pence each in the capital of the Company resulting from the Share Consolidation

Official List	the official list maintained by the FCA

Ordinary Shares	prior to the Share Consolidation, the Existing Ordinary Shares and, thereafter, the New Ordinary Shares

PRA	the Prudential Regulation Authority of the United Kingdom (or any successor body in respect thereof)

Record Date	6.00pm on 6 May 2016 (or such other time and date as the Directors may determine)

Register	the register of members of the Company

Registrar	Equiniti, or any other registrar appointed by the Company from time to time

Resolutions	the resolutions set out in the notice convening the AGM which is set out at the beginning of this document

SEC	the United States Securities and Exchange Commission

Share Consolidation	the proposed consolidation to be effected by consolidating every 6 Existing Ordinary Shares into 5 New Ordinary Shares

Shareholders	holders of Ordinary Shares in the Company and, where the context so requires, holders of ADRs

Share Plans	the InterContinental Hotels Group Long Term Incentive Plan, the InterContinental Hotels Group Annual Bonus Plan, the InterContinental Hotels Group Annual Performance Plan and the Britvic Share Incentive Plan

Special Dividend	the proposed special interim dividend of US$6.329 per Existing Ordinary Share or per ADS (as applicable)

UK Listing Authority	the FCA acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 (as amended)

in Uncertificated Form	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland

United States or US	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

US Securities Exchange Act	the US Securities Exchange Act of 1934 (as amended)

The singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

Terms defined in the CREST Manual shall, unless the context otherwise requires, bear the same meanings where used in this document.

References to “£”, “sterling”, “pounds sterling”, “penny” and “pence” are to the lawful currency of the United Kingdom.

References to “$”, “US dollars” and “US$” are to the lawful currency of the United States.

The £:US$ exchange rate to be applied in respect of the Special Dividend will be calculated on 12 May 2016, based on the average of the market exchange rates on the three dealing days commencing 9 May 2016, using the WM/Reuters closing mid-point spot rate as at 4:00pm.